Exhibit 12.1

LAZARD LTD

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (a)

The following table sets forth the ratio of earnings to fixed charges for Lazard Ltd and its subsidiaries on a consolidated basis.

	Nine Months Ended September 30, 2014	Year Ended December 31,
		2013		2012		2011	2010		2009
				(dollars in thousands)
Operating income (loss)	$319,872	$216,807		$123,885		$235,499	$243,650		$(182,234)
Add—Fixed charges	65,212	103,668		106,470		110,919	117,119		127,398

Operating income (loss) before fixed charges	$385,084	$320,475		$230,355		$346,418	$360,769		$(54,836)

Fixed Charges:
Interest (b)	$47,174	$79,381		$81,565		$90,126	$97,709		$107,890
Other (c)	18,038	24,287		24,905		20,793	19,410		19,508

Total fixed charges	$65,212	$103,668		$106,470		$110,919	$117,119		$127,398

Ratio of earnings to fixed charges	5.91	3.09	(d)	2.16	(e)	3.12	3.08	(f)	– (g)

Deficiency in the coverage of operating income (loss) before fixed charges to total fixed charges									$182,234

Notes (dollars in thousands):

(a)	For purposes of computing the ratio of earnings to fixed charges:

•	earnings for the periods presented represent income before income taxes and fixed charges, and

•	fixed charges represent the interest expense and the portion of rental expense which represents an appropriate interest factor.

(b)	The Company’s policy is to include interest expense on unrecognized tax benefits in income tax expense. Accordingly, such interest expense is not included in the computations of the ratio of earnings to fixed charges.

(c)	Other fixed charges consist of the interest factor in rentals.

(d)	Operating income for the year ended December 31, 2013 is presented after giving effect to charges of (i) $64,703 associated with the cost saving initiatives announced by the Company in October 2012, (ii) $54,087 pertaining to the refinancing of the 2015 Notes and the issuance of the 2020 Notes and (iii) $12,203 relating to private equity incentive compensation. Excluding the impact of such charges, the ratio of earnings to fixed charges would have been 4.35.

(e)	Operating income for the year ended December 31, 2012 is presented after giving effect to (i) a charge in the first quarter of $24,659 relating to severance costs and benefit payments associated with staff reductions, including the acceleration of unrecognized amortization expense of deferred incentive compensation previously granted to individuals being terminated, and (ii) a charge in the fourth quarter of $102,576 associated with the cost saving initiatives announced by the Company in October 2012. Excluding the impact of such charges, the ratio of earnings to fixed charges would have been 3.36.

(f)	Operating income for the year ended December 31, 2010 is presented after giving effect to (i) a restructuring charge of $87,108, (ii) a charge of $24,860 relating to the amendment of Lazard’s retirement policy with respect to RSU awards and (iii) benefits pursuant to the tax receivable agreement of $8,834 relating to the aforementioned items. Excluding the impact of such charges, the ratio of earnings to fixed charges would have been 3.96.

(g)	Operating loss for the year ended December 31, 2009 is presented after giving effect to (i) a restructuring charge of $62,550, (ii) the acceleration of amortization expense of $86,514 relating to share-based incentive awards previously granted to our former Chairman and Chief Executive Officer and (iii) the acceleration of amortization expense of $60,512 relating to the accelerated vesting of the unamortized portion of previously awarded deferred cash incentive awards. Excluding the impact of such charges, the ratio of earnings to fixed charges would have been 1.21.